FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of January, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax Closes Acquisition of Wisepal Technologies and Completes Share Buyback” dated February 1, 2007.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: February 1, 2007

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Exhibit 99.1

Himax Closes Acquisition of Wisepal Technologies

and Completes Share Buyback

Tainan, Taiwan, February 1, 2007 - Himax Technologies, Inc. (”Himax” or “Company”) (Nasdaq: HIMX) today announced that the Company has closed its acquisition of Wisepal Technologies, Inc. (“Wisepal”) on February 1st. Himax had announced on August 30, 2006 that its board of directors had approved a letter of intent to acquire Wisepal. The exchange ratio was revised, primarily due to Himax’s corporate share buyback program, to 1 Company ordinary share for 5.26 Wisepal shares (the original exchange ratio was 1 Company ordinary share for 5 Wisepal shares). The transaction is designed to bolster Himax’s position in the small- and medium-sized display driver market.

Himax also announced the completion of its share buyback program, which had been authorized by the Company’s Board of Directors on November 2, 2006. The Company has repurchased $50 million or approximately 10 million of its American Depositary Shares (“ADSs”) in the open market. The repurchased ADSs and their underling ordinary shares are to be cancelled, thereby reducing approximately 10 million shares or 5% of the Company’s issued and outstanding shares.

About Wisepal Technologies, Inc.
Wisepal Technologies, Inc. is a fabless IC design company specializing in LCD Driver ICs for small-and medium-sized panels. Founded on August 26, 2004, in Taiwan’s Chunan Science Park, Wisepal’s aim is to become the "preferred ASIC Partner" of leading TFT-LCD and 3C manufacturers. The company’s veteran design team leverages core competencies in low power IC design and critical mixed signal design. Wisepal Technologies is an affiliate company of Compal Electronics and TPO Displays Corp. of Taiwan. TPO is one of the world’s leading small and medium panel suppliers.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the consumer electronics and semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.